CONSENT OF SRK CONSULTING (CANADA) INC.

The undersigned hereby consents to the use of their report “Technical Report on the Rosebel Gold Mines, Suriname” with an effective date of December 31, 2021, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2021, (ii) the Registration Statement on Form F-10 (File No. 333-238310) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

                /s/ Glen Cole
_________________________
By: SRK Consulting (Canada) Inc.
Glen Cole

Dated: February 24, 2022